UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                November 4, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 15 August 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 1.7 billion in the period from 15 August 2008 to 19 December 2008.

Since the announcement as of 27 October 2008, the following transactions have been made under the programme:

                                                AVERAGE     TRANSACTION
                           NUMBER OF     PURCHASE PRICE      VALUE, DKK
                             SHARES
ACCUMULATED, LAST
ANNOUNCEMENT              2,838,500                         793,731,994
27 October 2008              50,000            276.2150      13,810,750
28 October 2008              50,000            280.4600      14,023,000
29 October 2008              50,000            289.5500      14,477,500
30 October 2008              50,000            305.6500      15,282,500
31 October 2008              50,000            306.6800      15,334,000
ACCUMULATED UNDER
THE PROGRAMME             3,088,500                         866,659,744

Transactions related to Novo Nordisk's incentive programmes have resulted in a net sale by Novo Nordisk of 68,920 B-shares in the period from 27 October 2008 to 31 October 2008. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 24,232,540 treasury shares, corresponding to 3.8% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:
Media:                              Investors:

Elin K Hansen                       Mads Veggerby Lausten
Tel: (+45) 4442 3450                Tel: (+45) 4443 7919
E-mail: ekh@novonordisk.com         E-Mail: mlau@novonordisk.com

                                    Hans Rommer
                                    Tel: (+45) 4442 4765
                                    E-mail: hrmm@novonordisk.com

In North America:                   Kasper Roseeuw Paousen
Sean Clements                       Tel: (+45) 4442 4471
Tel: (+1) 609 514 8316              E-mail: krop@novonordisk.com
E-mail: secl@novonordisk.com

Company Announcement no 70 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 4, 2008                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer